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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Rotech Healthcare Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

778669101

(Cusip Number)

March 10, 2004

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Cooper & LeVasseur, LLC		I.R.S. Identification No. of above persons (entities only): 33-0815143

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 791,210

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 791,210

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 791,210

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%

12.	Type of Reporting Person:** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Gilbert E. LeVasseur, Jr.		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 317,640

		6.	Shared Voting Power: 791,210

		7.	Sole Dispositive Power: 317,640

		8.	Shared Dispositive Power: 791,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,108,850

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person:** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Peter C. Cooper		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 247,812

		6.	Shared Voting Power: 791,210

		7.	Sole Dispositive Power: 247,812

		8.	Shared Dispositive Power: 791,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,022

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 4.1%

12.	Type of Reporting Person:** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).       Name of Issuer:

          The name of the issuer is Rotech Healthcare Inc. (the “Company”).

Item 1(b).       Address of Issuer’s Principal Executive Offices:

          The Company’s principal executive offices are located at 2600 Technology Drive, Suite 300, Orlando, FL, 32804.

Item 2(a).       Name of Person Filing:

          This statement is filed by:

               (i) Cooper & LeVasseur, LLC, a Delaware LLC(“C&L”) with respect to its control over the following shares of Common Stock, owned by the following Delaware limited partnerships of which it is the sole general partner:

1.	329,861 shares of Common Stock owned by C&L Capital Partners I, L.P., a Delaware Limited Partnership;

2.	45,567 shares of Common Stock owned by C&L Capital Partners III-A,L.P., a Delaware Limited Partnership;

3.	76,032 shares of Common Stock owned by C&L Capital Partners III-B, L.P., a Delaware Limited Partnership;

4.	46,976 shares of Common Stock owned by C&L Capital Partners IV,L.P., a Delaware Limited Partnership;

5.	94,351 shares of Common Stock owned by C&L Capital Partners V, L.P., a Delaware Limited Partnership;

6.	117,227 shares of Common Stock owned by C&L Capital Partners VI,L.P., a Delaware Limited Partnership;

7.	68,393 shares of Common Stock owned by C&L Capital Partners VIII,L.P., a Delaware Limited Partnership.

In addition, Adam J. Mikkelsen and Thomas R. Schloemer are employees of C&L with beneficial interests in 10,600 and 2,203 shares of Common Stock respectively, and are obliged to vote and dispose of such shares in accordance with the instructions of C&L.

               (ii) Gilbert E. LeVasseur, Jr (“LeVasseur”), a United States Citizen, with respect to the following shares of Common Stock subject to the control of LeVasseur:

1.	791,210 shares of Common Stock subject to the control of C&L of which LeVasseur is a managing member;

2.	309,278 shares of Common Stock owned by the Gilbert E. LeVasseur Revocable Trust (“GLRT”), of which LeVasseur is the sole trustee;

3.	8,362 shares of Common Stock held in the account of Brooke LeVasseur (“BL”), over which LeVasseur has the power to acquire or dispose of securities. BL is LeVasseur’s daughter, is a United States Citizen, and does not live in the same household as LeVasseur.

               (iii) Peter C. Cooper (“Cooper”), a New Zealand citizen, with respect to the shares of Common Stock subject to the control of Cooper:

1.	791,210 shares of Common Stock subject to the control of C&L of which Cooper is a manager;

2.	791,210 shares of Common Stock subject to the control of Cooper Capital, LLC (“CCL”), a Delaware LLC which is a member of C&L, of which Cooper is the sole managing member;

3.	145,512 shares of Common Stock owned by Edinburgh Investments II, L.P., a Delaware Limited Partnership (“Edinburgh”), the sole general partner of which is CCL, of which Cooper is the sole managing member;

4.	102,300 shares of Common Stock owned by Clydeside Investments, L.P., a Delaware Limited Partnership (“Clydeside”), the sole general partner of which is CCL, of which Cooper is the sole managing member.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).       Address of Principal Business Office or, if None, Residence:

          The address of the principal business and principal office of the Reporting Persons is 26 Corporate Plaza, Suite 280, Newport Beach, CA 92660.

Item 2(c).       Citizenship:

          C&L is a Delaware Limited Partnership. LeVasseur is a United states Citizen. Cooper is a New Zealand citizen.

Item 2(d).       Title of Class of Securities:

          Common Stock, $0.0001 par value (the “Common Stock”).

Item 2(e).       CUSIP Number:

          7787669101

Item 3.           If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or(c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Act,

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

               (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

               (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

               (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

               (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4.       Ownership.

               A. Cooper & LeVasseur, LLC

(a) Amount beneficially owned:

               (b) Percent of class: 3.2%. The percentages used herein and in the rest of Item 4 are calculated based upon the 25,039,529 shares of Common Stock issued and outstanding as of November 1, 2003 as reflected in the Company’s form 10-Q for the period ending September 30, 2003.

               (c)     (i) Sole power to vote or direct the vote: 791,210

                         (ii) Shared power to vote or direct the vote: -0-

                         (iii) Sole power to dispose or direct the disposition: 791,210

                         (iv) Shared power to dispose or direct the disposition: -0-

     B. Gilbert E. LeVasseur, Jr.

               (a) Amount beneficially owned: 1,108,850

               (b) Percent of class: 4.4%

               (c)     (i) Sole power to vote or direct the vote: 317,640

                         (ii) Shared power to vote or direct the vote: 791,210

                         (iii) Sole power to dispose or direct the disposition: 317,640

                         (iv) Shared power to dispose or direct the disposition: 791,210

     C. Peter C. Cooper

               (a) Amount beneficially owned: 1,039,022

               (b) Percent of class: 4.1%

               (c)     (i) Sole power to vote or direct the vote: 247,812

                         (ii) Shared power to vote or direct the vote: 791,210

                         (iii) Sole power to dispose or direct the disposition: 247,812

                         (iv) Shared power to dispose or direct the disposition: 791,210

Item 5.       Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     C&L is the sole general partner of investment partnerships disclosed in 2(a)(i) above. As the sole general partner of these partnerships, C&L has the power to vote and dispose of the shares of Common Stock owned by each of such partnerships, and, accordingly, may be deemed the “beneficial owner” of such shares. In addition, Adam J. Mikkelsen and Thomas R. Schloemer are employees of C&L with beneficial interests in 10,600 and 2,203 shares of Common Stock respectively, and are obliged to vote and dispose of their shares in accordance with the instructions of C&L.

LeVasseur is a managing member of C&L, the sole trustee of GLRT, and has the power to direct the acquisition or disposition of securities by the account of BL. BL is LeVasseur’s daughter, is a United States Citizen, and does not live in the same household as LeVasseur. In these capacities, LeVasseur has the power to vote and dispose of the shares of Common Stock held by those entities or persons and, accordingly, may be deemed the “beneficial owner” of the shares held or controlled by those entities or persons.

Cooper is a manager of C&L, and the sole managing member of CCL. CCL is the sole general partner of Edinburgh and Clydeside. In these capacities, Cooper has the power to vote and dispose of the shares of Common Stock held by those entities and accordingly, Cooper may be deemed the “beneficial owner” of the shares held or controlled by those entities.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.     Certification.

     Each of the Reporting Persons hereby make the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 19, 2004

COOPER & LEVASSEUR, LLC
By:

By:	/s/ Gilbert E. LeVasseur, Jr.

Gilbert E. LeVasseur, Jr.
Managing Member

By:	/s/ Peter C. Cooper

Peter C. Cooper
Manager

GILBERT E. LEVASSEUR, JR., individually

By:	/s/ Gilbert E. LeVasseur, Jr.

Gilbert E. LeVasseur, Jr.

PETER C. COOPER, individually

By:	/s/ Peter C. Cooper

Peter C. Cooper